

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
Ethelinda Corpuz
President & Chief Executive Officer
ShopEye, Inc.
108 Flying Mist Isle
Foster City, CA 94404

> **Re: ShopEye, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2013**
> **File No. 333-189481**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed August 23, 2012**
> **File No. 333-176098**

Dear Ms. Corpuz:

We have limited our review of the above referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   You disclose in Note 4 to your financial statements that your former sole officer and director, Mr. Marsh, resigned from the company on June 1, 2012 and that Ms. Corpuz became your sole officer and director and acquired Mr. Marsh's shares in the company. In the registration statement, however, you refer to Ms. Corpuz as the founder of the company and state that she has held her offices since the company's inception. Also, you state on page II-1 that she, rather than Mr. Marsh, was issued 9,000,000 shares on May 11, 2011. Please revise your registration statement to resolve these discrepancies.

Business Summary, page 4

2.   We note the reference in this section to your prior registration statement on Form S-1 (No. 333-176098) and your statement that none of the shares registered in that registration statement were sold. Please tell us why you have not filed a post-effective amendment to deregister the unsold securities. Refer to Item 512(a)(3) of Regulation S-K. Also, reconcile the disclosure in this section with the statement in Note 4 to your financial statements that on May 1, 2012, you issued 350,000 shares of your common stock for $3,500 to six shareholders pursuant to your S-1 registration statement.

Use of Proceeds, page 16

3.   On page 17, you state that if the company sells 100% of the shares being offered, the proceeds will allow the company to continue at a basic subsistence level for 12 months. Conversely, on page 30, you state that if you raise the maximum proceeds, you will have sufficient funds to develop your retail shopping application prototype and part of the commercial product design. Please explain how these two statements are not inconsistent and revise your disclosure as necessary.

Selling Security Holders, page 19

4.   Although you disclose that the selling shareholders are offering 650,000 shares of common stock, the table in this section indicates that the selling shareholders are offering 6,500 shares. Please revise the table to eliminate this discrepancy. Also, please disclose the natural person or persons with voting and dispositive authority over the securities being offered by Forte Partners LLC. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Financial Statements, page F-1

5.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Exhibits, page II-2

6.   You indicate in the Exhibit Index that all of the exhibits have been "previously filed." Revise the index to explicitly state that the exhibits are being incorporated by reference from prior filings and identify the registration statement or report in which each exhibit was originally filed. Refer to Item 601(a)(2) of Regulation S-K.

Exhibit 5.1

7.   File with your next amendment a legality opinion that relates to the securities being registered in this registration statement. Refer to Item 601(b)(5) of Regulation S-K. For additional guidance, refer to Staff Legal Bulletin No. 19.

Form 10-K

Item 9A. Controls and Procedures, page 15

8.   We note you have not disclosed the conclusion of your principal officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report as required by Item 307 of Regulation S-K. Please revise your filing to provide this information or advise. This comment also applies to your Forms 10-Q filed on January 10, 2012, April 4, 2012, October 10, 2012, January 10, 2013 and April 15, 2013.

Exhibit 31

9.   We note that you omitted from your certifications paragraph 4(c) related to the evaluation of the effectiveness of your disclosure controls and procedures. Refile your full Form 10-K as an amendment with the corrected certifications. Refer to Item 601(b)(31)(i) of Regulation S-K and Rule 15d-14(a) under the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ethelinda Corpuz
ShopEye, Inc.
July 12, 2013
Page 4

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3456 or, in my absence, Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney